June 13, 2012

VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	MEMC Electronic Materials, Inc.
Form 10-K for the fiscal year ended December 31, 2011 Filed February 29, 2012 Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2011 Filed March 1, 2012 File No. 001-13828

Dear Mr. James:

This letter is in response to your comment letter dated May 30, 2012 to MEMC Electronic Materials, Inc. (MEMC or the Company). We have set forth below each of your comments followed by the Company’s responses thereto.

Amendment No. 1 to Form 10-K filed March 1, 2012

1.	Please further amend your Form 10-K to include the complete text of the item you amended, Item 8. Financial Statements and Supplementary Data, as required by Exchange Act Rule 12b-15.

2.	In addition, your amendment must include new certifications by your principal executive officer and your principal financial officer in Exhibits 31 and 32 as required by Exchange Act Rule 12b-15.

For the reasons set out herein, the Company believes that filing the complete text of Item 8. Financial Statements and Supplementary Data would have been confusing to investors if filed at the time of the filing of the Form 10-K/A on March 1, 2012 and if filed now.

The sole purpose of Amendment No. 1 was to reflect the conformed signature of KPMG on its audit report and consent, both of which documents had been signed and delivered personally to Company management on February 29, 2012 (the day of filing) and originally included in the EDGAR filing of the Form 10-K.

During the course of the Company’s preparation of its 2011 Form 10-K, the Company had included a draft of KPMG’s audit letter and consent (Exhibit 23) in the working draft of the complete EDGAR submission. On February 29, 2012, when KPMG finished its work and was prepared to deliver the final audit report and consent, KPMG finalized those documents and sent them, in Microsoft Word form, directly to the Company for inclusion in the Form 10-K filing. Each of those documents was then cut and pasted into the Form 10-K filing, replacing the drafts that had been in the working document until that time. We understand from KPMG that it then printed those documents, signed each and hand delivered them to Company management prior to the Company’s EDGAR transmission and filing. Unfortunately, however, neither document had been “conformed” when the Microsoft Word versions of the documents were transmitted to the Company for inclusion in the filing, and the Company did not catch the omission prior to “pushing the EDGAR button.” Accordingly, when the Form 10-K filing was made via EDGAR on February 29, 2012, the audit letter and the consent did not reflect the conformed signatures.

Although we had in our possession the executed audit letter and the executed consent, we discovered that the EDGAR filing was missing the conformed “/s/KPMG LLP” on these documents. This was brought to our attention by KPMG after the EDGAR filing cutoff for that day. KPMG requested, and we agreed, that we immediately set out to add the “/s/KPMG LLP” on those two documents contained in the filing. The correction was filed before the open of market on the next day, March 1, 2012.

This was not an amendment to include a missing auditor report or auditor consent; those had been included in the original filing. The purpose of the amendment was simply to reflect that the report and consent had been executed as of the original filing date.

As noted in your comment letter, Rule 12b-15 states that “amendments filed pursuant to this section must set forth the complete text of each item as amended.” This requirement was added by Release Nos. 33-6977, 34-31905 “Electronic Filings – EDGAR System – Interim Rules” (February 23, 1993). The adopting release explains that this requirement was added to prevent the filing of amendments containing “only revised words or lines,” as permitted prior to 1993. We understand that the amendment of a complete disclosure item ordinarily serves the interest of investor protection by providing the full context for the change being made. We respectfully submit, however, that including the audited financial statements with the “amendment” in this instance would actually cause confusion among investors, not serve their interests because the amendment resulted in no changes whatsoever to the Company’s financial statements. Filing those financial statements could have resulted in a perception that something had changed in the information. Moreover, investors did not need to refer to the financial statements to understand what was being filed (the corrected electronic signatures). Including them would in no way enhance a reader’s understanding of the “conformed” signatures of KPMG.

Accordingly, we believed that the filing of only the audit report and the consent, each reflecting the “/s/KPMG LLP” best satisfied Rule 12b-15’s underlying purpose of providing transparent disclosure to investors and avoiding confusion.

As to Comment #2 above, if the financials are not filed with an amendment, then no certifications are required to be filed.

Given the nature of the correction, and the relationship of the correction to the remainder of the Item 8 disclosure, we respectfully submit that a new amendment to refile all of Item 8 now would be confusing to investors and would not result in a better or even more complete disclosure. This is underscored by the fact that since the filing of the Form 10-K/A, the Company has filed an Item 8.01 Form 8-K to provide a recast of the presentation of its consolidated financial statements for the year ended December 31, 2011 to reflect changes in the Company’s reporting segments that took effect on January 1, 2012. Specifically, until the end of the 2011 calendar year, the Company was engaged in three reportable segments (Semiconductor Materials, Solar Materials and Solar Energy) and the Form 10-K for the 2011 year reported the 2011 results for these three segments. In connection with the December 2011 restructuring, however, the Company consolidated its two solar-related business units into one business unit effective January 1, 2012, and is now engaged in just two reportable segments (Semiconductor Materials and Solar Energy). The change in segments had no impact on the Company’s historical consolidated financial position, results of operations or cash flows but because on a going-forward basis the Company’s reporting structure will be based on two segments, in the interest of transparency and ease of investor comparisons, the Company provided the recast financial statements set forth in the Form 8-K. Since that time, the Company has filed its quarterly report on Form 10-Q for the first quarter of 2012 which reflects the two reporting segments. To return to a three segment reporting (which is what was reflected in the original Form 10-K as amended by Amendment No. 1) would be a source of greater confusion than transparency.

We request your concurrence that given the totality of facts for this situation, no further amendment to the Form 10-K is required at this time.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 29, 2012

Item 8. Financial Statements and Supplementary Data

Note 3. Restructuring, Impairment and Other Charges

Asset Impairments, Long-lived Asset Impairments, page 55

3.	We note your disclosure that the net realizable salvage value of the Merano, Italy facility was primarily based on an appraisal. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraiser. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Management considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections. Although our Form 10-K for the year ended December 31, 2011 is incorporated by reference into a registration statement, the company did not include or summarize the valuation report provided by the third party appraiser nor attribute it to the third party within the registration statement. We therefore concluded that it was not necessary to cite the third party nor obtain a consent. The Company used the appraisal as a data point in our consideration and ultimately made the final determination of the net realizable salvage value.

Due to certain triggering events occurring during the quarter ended December 31, 2011, the Company was required to estimate the salvage value of its Merano, Italy plant in connection with a long-lived asset impairment in accordance with ASC 360. In connection with our process of estimating the asset’s fair value, we consulted with an engineering firm in order to obtain an objective datapoint for our estimate of the net realizable salvage value of the Merano facility. The firm used by MEMC during the various stages of polysilicon plant expansion (representing the majority of the Merano net fixed asset value) to assist in the engineering design of the equipment is the firm to which we turned in this instance to assist in the preparation of a valuation of the assets of the Merano plant. The firm had extensive knowledge about these types of assets. During the consultation process, we provided the appraiser with our key considerations for a market participant, tax considerations, asset classifications and which assets would be included or excluded in the salvage value determination. This included, but was not limited to, plant specific assets and polysilicon production assets. The appraiser then prepared a calculation of depreciated value based on the information provided by the Company. This value was then considered by management in the overall and final determination of the net realizable salvage value including adjustments to the estimate where necessary.

To further clarify this in our future filings, we will revise our disclosure regarding the net realizable salvage value of our Merano, Italy plant as follows:

“The polysilicon manufacturing assets at our shuttered Merano, Italy facility were impaired and written down to their net realizable salvage value. The net realizable salvage value was estimated by management with consideration given to tax implications, appropriate market participants, asset classifications and a third-party valuation.”

Item 9A. Controls and Procedures, page 108

(a) Evaluation of Controls and Procedures, page 108

4.	Giving specific consideration to omitting a signed audit opinion in your Form 10-K and excluding the proper certifications with your amendments, please explain to us how you reached your conclusion that the information disclosed in your Exchange Act reports was recorded and reported within the time periods specified in the SEC rules and forms – i.e., that your disclosure controls and procedures were effective as of December 31, 2011. Discuss any weaknesses or deficiencies you identified as result of these mistakes and any steps you have undertaken to mitigate those weaknesses or deficiencies.

As described more fully above, we regarded the omission of the conformed signatures as an EDGAR filing clerical error. Management had in its possession the original executed hard copy audit opinion and consent prior to the filing of the original Form 10-K. Because we concluded that it was appropriate to only correct the missing conformed signatures on the EDGAR document, and to provide an explanatory note on page one of the Form 10-K/A filed on March 1, 2012, we concluded that no certifications were required because no financial statements were being filed.

Management did conclude that the clerical error in not discovering the missing conformed signature on the KPMG audit letter and consent was a deficiency in our disclosure controls and procedures, but was not material to the filing and was not a material weakness. In response, we have added this as a specific item to our disclosure filing checklist to ensure the opinions and consents contained in the EDGAR filing reflect signatures that have been obtained.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at 636/474- 7605 or our Senior Vice President and General Counsel, Brad Kohn (who can be reached at 636/474-7313).

Sincerely,

/s/ Brian Wuebbels

Brian Wuebbels
Executive Vice President and
Chief Financial Officer

cc:	Bradley D. Kohn, Senior Vice President
and General Counsel
Kenneth Grapperhaus, KPMG LLP